WILLKIE FARR & GALLAGHER LLP
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New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

July 10, 2015

VIA FEDERAL EXPRESS AND EDGAR

Justin Dobbie
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pangaea Logistics Solutions Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 11, 2015
File No. 333-201881

Dear Mr. Dobbie:

On behalf of Pangaea Logistics Solutions Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 23, 2015, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 (“Registration Statement”).
Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Plan of Distribution, page 24

1.
We note your response to our prior comment 2. In particular, we note your disclosure that each of the selling shareholders is affiliated with a registered broker-dealer and may be deemed an underwriter with respect to securities sold by such selling shareholder pursuant to the prospectus. If true, please revise to clarify that each selling shareholder purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, each selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

We believe this is adequately addressed in the Registration Statement. We would like to direct your attention to our disclosure on page 1 of the Registration Statement where we indicate that the common shares issued to selling shareholders were issued to such selling shareholders in lieu of cash fees payable to each such party in connection with the merger of the Company and Quartet Merger Corp. that was consummated on October 1, 2014. We also would like to direct your attention to page 28 of the Registration Statement where the Company indicates that it does not know of any existing arrangements between the Selling Shareholders, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the common shares.

* * * * *

Securities and Exchange Commission

July 10, 2015

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.
Very truly yours,

/s/ Robert A. Rizzo
Robert A. Rizzo

Enclosures

cc:    Mr. Anthony Laura
Ms. Trudy Coleman

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